NATIONS MASTER INVESTMENT TRUST

NOTES TO FINANCIAL STATEMENTS

MERGERS/REORGANIZATIONS
NATIONS MASTER INVESTMENT TRUST

On October 10, 2001, the Board of Trustees of the Blue Chip Master Portfolio (the "Portfolio") approved an Agreement and Plan of Reorganization (the "Reorganization") into a newly created Strategic Growth Master Portfolio. On March 27, 2002, the interestholders of the Blue Chip Master Portfolio approved the Reorganization. The Reorganization occurred and the Portfolio ceased operations on May 10, 2002. The Strategic Growth Master Portfolio acquired all of the assets and liabilities of the Portfolio in exchange for interests of equal value in the newly created Strategic Growth Master Portfolio. The principal effect of this Reorganization was to transfer the Portfolio's investments into an investment portfolio with the objective, principal investment strategies and risks of the Strategic Growth Master Portfolio and its corresponding feeder fund, the Strategic Growth Fund.

Prior to the Reorganization, Strategic Growth Fund was a stand-alone fund, which invested directly in securities. Blue Chip Fund was a feeder fund, that invested its net assets in the Portfolio. As part of the Reorganization, Blue Chip Fund reorganized in Strategic Growth Fund and Strategic Growth Fund became a feeder fund that invests all of its assets in Strategic Growth Master Portfolio.